

August 5, 2010

By U.S. Mail and Facsimile to (518) 381-3668

Robert J. McCormick
Chairman, President and Chief Executive Officer
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302

Re: TrustCo Bank Corp NY
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 0-10592

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis, page 25

Credit Risk, page 17 of Exhibit 13

1.   Please revise your future filings to disclose your allocation of the allowance for loan losses pursuant to Item IV(B) of Industry Guide 3. Please also provide us with this information as of June 30, 2010 and for your two most recent fiscal years.

Notes to Consolidated Financial Statements, page 38 of Exhibit 13

Segment Reporting, page 40 of Exhibit 13

2.   We note your disclosure that you have only one business segment, community banking, and no other reportable segments. Given the dispersed geographic locations in which you operate, please tell us how you considered the guidance in ASC 280-10-50-12 in determining whether to present your different geographic locations, specifically Florida, as a separate operating segment.

3.   As a related matter and due to your disclosure on page 19 that a large percentage of the net charge-offs were associated with the Florida region, please revise your future filings to provide a further breakdown of your loan portfolio and related asset quality disclosures (non-performing loans, rollforward of your allowance for loan losses, etc.) for each of your geographic locations. Please also provide this information to us as of June 30, 2010 and December 31, 2009.

Note 13. Fair Value of Financial Instruments, page 60 of Exhibit 13

4.   Please revise your future filings to include your impaired loans in your table for assets measured at fair value on a non-recurring basis as presented on page 63. Please refer to ASC 820-10-50-5.

Directors, Executive Officers and Corporate Governance, page 26

Audit Committee, page 9 of Definitive Proxy Statement on Schedule 14A

5.   We note your disclosure that each member of the Audit Committee satisfies the NASDAQ's "financial sophistication" requirement and your disclosure in your 10-K that you do not have an audit committee financial expert. In order to provide clarity for shareholders, please revise future filings to provide the disclosure required by Item 407(d)(5) of Regulation S-K in this section of your proxy.

Board Leadership Structure and Role in Risk Oversight, page 11 of Definitive Proxy Statement on Schedule 14A

6.   We note the Audit Committee's determination that the "Company's compensation policies and procedures…are not reasonably likely to have a material adverse affect on the Company" and the similar determination made on page 29 by the Compensation Committee. Please explain to us in greater detail the process you undertook to reach the conclusion that disclosure under 402(s) of Regulation S-K is not necessary.

Exhibits 31.1 and 31.2

7.   In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3634 with any other questions.

Sincerely,

Kathryn McHale
Senior Counsel